UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-37982

AMERICAS GOLD AND SILVER CORPORATION
(Translation of registrant’s name into English)

145 King Street West, Suite 2870 Toronto, Ontario, Canada M5H 1J8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

  Form 20-F  ☒       Form 40-F  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAS GOLD AND SILVER CORPORATION

Date: December 17, 2024	/s/ Peter McRae
Peter McRae
Chief Legal Officer and Senior Vice President Corporate Affairs

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INDEX TO EXHIBITS

99.1	News release dated December 17, 2024
99.2	Report of voting results dated December 17, 2024

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